Employee FAQ

Neenah and SWM Merger of Equals

Filed by Neenah, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

The following Employee FAQ was sent to all employees of Neenah, Inc. by Julie Schertell, President and Chief Executive Officer of Neenah, Inc., on March 28, 2022.

ABOUT THE TRANSACTION

What was announced?

•	Neenah and SWM have entered into an agreement to combine in an all-stock merger of equals to create a global leader in specialty materials with extensive scale and global reach.

•	This transformational partnership enhances our ability to grow as demand for innovative products that address global challenges like the necessity for clean water and air, sustainable alternatives, and enhanced health and wellness solutions accelerates.

•	The new company will position us as a leading manufacturer with unparalleled technical expertise, enhanced innovation capabilities, and a stronger presence to better serve customers across the globe.

•	Importantly, in uniting with SWM, we will continue to prioritize the safety and well-being of our employees above all else while maintaining our commitment to environmental stewardship, sustainability, engagement, inclusion, and corporate governance.

•	The transaction is expected to close in the second half of 2022. Until then, Neenah and SWM remain separate companies.

What is a merger of equals?

•	A merger of equals is a combination of two companies similar in size.

•	This transaction structure enables the two companies to capitalize on the strengths and best practices of both.

Employee FAQ

Neenah and SWM Merger of Equals

WHAT’S IN IT FOR EMPLOYEES

What does this mean for employees? What can we expect between now and the close of the merger?

•	This transaction is about growth – the growth of our combined company and growth opportunities for our employees.

•	Neenah and SWM both recognize that it’s our employees who make each company great, and we intend to leverage the significant strengths and quality of the combined workforce.

•	Remember, until the transaction’s closing in the second half of 2022, Neenah and SWM remain separate organizations, and we will continue to operate as we always have.

•	Following the close of the transaction, we expect that being part of a larger, more diversified organization will result in additional career development and advancement opportunities.

•	With that said, it is essential to remember that this announcement is the first step toward bringing our companies together.

•	We will share additional details on our integration planning process when available.

Will my compensation and benefits stay the same once the transaction closes?

•	We do not expect any immediate changes to pay and benefits because of this transaction.

•	Upon closing of the transaction, should there be any changes, they will be communicated well in advance.

•	We will continue to keep you informed as we move forward.

Do you anticipate any layoffs following the transaction? Will there be any facility closures or consolidations after the closing?

•	Our businesses are highly complementary, and we expect there will be additional career development opportunities as part of a larger, more diversified organization.

•	At the highest levels, there are duplications…we don’t need two CEOs, CFOs, Boards, etc. So, we will see some changes in our leadership team. The intent is to put the best team on the field and to have strong representation from both companies.

Employee FAQ

Neenah and SWM Merger of Equals

•	Neenah and SWM each have a track record of successfully integrating acquisitions both large and small, including our recent integration of ITASA, which has outperformed expectations in under a year.

•	While it is premature to discuss specifics, we will establish a dedicated integration planning team comprising members from both companies to bring our two companies together as seamlessly as possible in the coming weeks.

•	For any employees impacted after the transaction closes, consistent with Neenah’s past practice, the combined company will treat those employees with respect and support them through their transition with severance and benefits.

Can I buy and sell stock between now and close?

•	Our stock will continue to trade on the public market. You can continue to make investment and trading decisions within our existing policies and regulations, including our insider trading policy.

What will happen to my stock ownership at close?

•	Once the transaction closes, shareholders of Neenah will receive 1.358 shares of SWM common stock for each share of Neenah common stock owned based on SWM’s closing stock price as of March 25, 2022.

•	Until then, your stock ownership will not be affected by the transaction and will remain outstanding.

Given all the headwinds we currently face (e.g., labor supply chain, pandemic recovery), why now?

•	While the headwinds that we face are what make the headlines, there are also powerful long-term growth drivers in our key end markets that provide what we expect to be a long-term growth runway for the combined company.

•	As a combined company, we expect to capitalize on powerful megatrends with strong positions in large, growing categories including Filtration, Healthcare & Wellness, Protective & Adhesive Solutions, Industrial Solutions, and Packaging & Specialty Paper.

•	Together with SWM, we will have highly complementary technologies, geographies and product portfolios. Together, we will create a global leader positioned to accelerate growth with enhanced scale and capabilities.

•	In addition, combining our intellectual property and R&D capabilities will enable us to accelerate the pace of innovation as we continue helping our customers solve their most challenging problems.

Employee FAQ

Neenah and SWM Merger of Equals

•	And with a strong financial profile and cash flow generation ability, we will benefit from additional financial flexibility and stability as we maintain our commitment to returning capital to shareholders.

•	In short, this transaction is about enhancing our growth potential while better positioning the combined company to compete across market cycles.

ABOUT SWM

Who is SWM?

•	Headquartered in Alpharetta, Georgia, SWM manufactures materials for customers in 90 countries.

•	SWM and its subsidiaries, comprising approximately 5,000 employees worldwide, manufacture specialty materials, such as adhesive tapes, foams, nets, nonwovens, and papers.

•	SWM has a talented team that shares our values, focusing on employee safety, innovation, and customer intimacy.

•	SWM also shares our commitment to environmental stewardship, sustainability, engagement, inclusion, and corporate governance. We look forward to working closely with them to build on our momentum in these critical areas.

•	We believe SWM is the ideal partner to join forces with and capitalize on our combined resources and strengths.

•	For more information about SWM, please visit www.SWM.com

Where are SWM manufacturing sites located?

•	SWM has operations across North America, South America, Europe, and Asia. In the U.S., they have manufacturing facilities in California, Delaware, Georgia, Illinois, Massachusetts, Minnesota, Ohio, Pennsylvania, South Carolina, and Virginia. They have a manufacturing facility and sales office in Brazil and have additional facilities in Belgium, France, Luxembourg, Poland, the UK, and China.

WHAT THIS MEANS FOR NEENAH

What does this mean for Neenah?

•	This transformational partnership is a testament to our strategy and honors our commitment to grow and extend our capabilities across our growth platforms. As demand for innovative products which address challenges like the necessity for clean water and air, sustainable alternatives, and enhanced health and wellness solutions accelerate, we will have a more in-depth portfolio of solutions to offer customers.

Employee FAQ

Neenah and SWM Merger of Equals

•	Together, we’ll have the resources and capabilities to accelerate the pace of innovation and continue delivering breakthrough, high-growth products.

•	This combination is a unique opportunity to accelerate our growth strategy and continue the transformation of our business, broadening our combined footprint across four continents and resulting in a stronger presence across the globe.

•	Additionally, as a larger, more profitable company, we’ll have access to and the ability to make more significant investments to accelerate our growth even more.

What does this mean for Fine Paper and Packaging?

•	Our focus on manufacturing world-class premium paper products has not changed.

•	We have the leading position in our FPP markets, and now we have the opportunity to continue to grow in new areas, with additional capabilities, specifically in our packaging business,

•	With SWM, we will look to enhance our capabilities and expand our product line to meet the evolving needs of our customers.

•	There is no overlap with our current FPP capabilities; it is all additional and different capabilities that we have the opportunity to expand upon.

What does this mean for our commitments to safety, environmental stewardship, and other company values?

•	Like Neenah, SWM prioritizes employee safety and well-being above all else.

•	SWM also shares our commitment to environmental stewardship, sustainability, engagement, inclusion, and corporate governance. We look forward to working closely with them to build on our momentum in these crucial areas.

Will this change our operational strategy?

•	We will continue deploying NOS and leveraging the framework to improve cost and quality while removing waste and minimizing safety hazards.

•	As with past acquisitions, we will use this as an opportunity to learn from another organization so that we can continue to leverage best practices that drive the greatest results.

Employee FAQ

Neenah and SWM Merger of Equals

COMBINING THE COMPANIES

Where will the combined business be headquartered?

•	The combined business will be headquartered in Alpharetta, Georgia, like Neenah and SWM are today.

What will be the name of the new company?

•	We’re at the first step toward bringing our companies together. Additional details regarding the combined company’s name will be coming as we move through the integration planning process.

Who will lead the combined company?

•	The combined company will be led by a proven management team that reflects the strengths and capabilities of both organizations.

•	Upon closing, Julie Schertell, President and Chief Executive Officer of Neenah, will serve as President and Chief Executive Officer, and Dr. Jeffrey Kramer, Chief Executive Officer of SWM, will serve as a strategic advisor for the combined company to ensure a smooth transition.

•	The new Board will consist of nine directors, five of whom will be from the SWM Board and four from Neenah’s Board.

What does this merger mean for customers?

•	Building deep and meaningful customer relationships and working together to find innovative solutions for our customers and end-users is and will remain our North Star.

•	At a time when our customers are demanding innovative products to address sustainability-driven megatrends, we believe this transformational transaction will allow us to better serve all our stakeholders, including our customers.

•	The new business will have leadership positions in large, growing markets including Filtration, Healthcare & Wellness, Protective & Adhesive Solutions, Industrials, and Packaging & Specialty Paper – and will benefit from enhanced scale, a broader portfolio, more diverse end-markets, expanded capabilities, and broad innovation skills to serve its global customer base.

•	We also expect the combined company’s suite of technologies, intellectual property, and R&D capabilities in material science to accelerate the pace of innovation, with the potential to deliver breakthrough, high-growth products that better meet our customers’ ongoing needs.

Employee FAQ

Neenah and SWM Merger of Equals

What should I do if an employee of SWM contacts me with questions or requests for information?

•	It is important to remember that Neenah and SWM remain separate organizations until closing, and we will continue to operate as usual.

•	Unless directed, you should not communicate with SWM employees.

•	If you are approached by an SWM team member for any information about the integration planning, please refer them to communications@neenah.com.

What if someone from the media approaches me?

•	Should you receive inquiries from the media, investors, or analysts, please direct them to media@neenah.com or investors@neenah.com.

Where can I find more information about the merger?

•	If you have any additional questions, please feel free to reach out to your supervisor or HR representative. You can also submit them to communications@neenah.com.

•	We will keep employees updated through Leaders, Global Calls, Emails and Connect stories as we have additional information to share.

Employee FAQ

Neenah and SWM Merger of Equals

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the U.S. Securities and Exchange Commission (the “SEC”).

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Employee FAQ

Neenah and SWM Merger of Equals

Additional Information and Where to Find It

In connection with the proposed merger, SWM will file with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 9, 2021 for its 2021 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.